KINGSTONE

NASDAQ: KINS



Follow-on Equity Offering

January 2017

Safe Harbor / KINS Snapshot

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling 1-866-805-4128.

Statements in this presentation, including the information set forth as to the future financial or operating performance of Kingstone Companies, Inc. ("Kingstone"), that are not current or historical factual statements may constitute "forward looking" information within the meaning of securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kingstone, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. When used in this presentation, such statements may include, among other terms, such words as "may," "will," "expect," "believe," "plan," "anticipate," "intend," "estimate," "project," "target" and other similar terminology. These statements reflect current expectations, estimates and projections regarding future events and operating performance and speak only as to the date of this presentation. Readers should not place undue importance on forward looking statements and should not rely upon this information as of any other date. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements may not be realized due to a variety of factors, including without limitation: (i) the risk of significant losses from catastrophes and severe weather events; (ii) the inability to obtain an upgrade to our financial strength rating from A.M. Best or a downgrade in our rating; (iii) adverse capital, credit and financial market conditions; (iv) the unavailability of reinsurance at current levels and prices; (v) the exposure to greater net insurance losses in the event of reduced reliance on reinsurance; (vi) the credit risk of our reinsurers; (vii) the inability to maintain the requisite amount of risk-based capital needed to grow our business; (viii) the effects of climate change on the frequency or severity of weather events and wildfires; (ix) risks related to the limited market area of our business; (x) risks related to a concentration of business in a limited number of producers; (xi) legislative and regulatory changes, including changes in insurance laws and regulations and their application by our regulators; (xii) limitations with regard to our ability to pay dividends; (xiii) the effects of competition in our market areas; (xiv) our reliance on certain key personnel; (xv) our reliance on information technology and information systems; (xvi) our ability to replace or remove management or directors; (xvii) future sales of common shares; (xviii) public company challenges; and (xix) further sales or other dilution of our equity, which may adversely affect the market price of our common stock. The foregoing list of factors is not exhaustive. See also "Risk Factors" listed and incorporated by reference in the Company's most recent registration statement (including the prospectus and prospectus supplement) filed with the SEC. Many of these issues can affect Kingstone's actual results and could cause the actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kingstone. Readers are cautioned that forward looking statements are not guarantees of future performance, and should not place undue reliance on them. In formulating the forward looking statements contained in this presentation, it has been assumed that business and economic conditions affecting Kingstone will continue substantially in the ordinary course. These assumptions, although considered reasonable at the time of preparation, may prove to be incorrect.

Kingstone Companies, Inc.	
Stock Price*	$12.75
Market Cap*	$101.0 million
Shares Outstanding	7,928,867
Ticker	NASDAQ: KINS
Headquarters	Kingston, NY
Number of Employees	79
Current A.M. Best Rating	B++
Book Value per Share	$7.16
Annual Dividend per Share	$0.25

*As of 1/23/2017

Offering Summary

Issuer	Kingstone Companies, Inc. (KINS - NASDAQ Capital Market)
Offering Type	Registered public offering of common stock
Offering Size	2,950,000 shares, consisting of: • 2,500,000 primary shares (85%) • 450,000 secondary shares (15%)
Last Trade	$12.75 close on January 23, 2017
Purchase Allotment Option	Up to 15% of the offering size (44% primary / 56% secondary)
Use of Proceeds	• Contribute capital to Kingstone Insurance Company (KICO) to support growth • Reduce reliance on quota share reinsurance • Provide support for a ratings upgrade
Lead Underwriter	Sandler O'Neill + Partners, L.P.
Co - Managers	Compass Point Research & Trading, LLC Boenning & Scattergood, Inc.
Expected Pricing	Week of January 23rd

Investment Highlights

- Consistent Profitable Growth
- Attractive Market Opportunity
- Scalable for Diversification
- Strong Financial Profile
- Seasoned Management Team

KINGSTONE

Offering Rationale

- Increase capital of KICO to support expansion of profitable growth
- Reduce reliance on quota share reinsurance and retain more profit
- Position KICO for potential ratings upgrade

Independent Agency Focused P&C Carrier

- Personal and commercial lines property and casualty insurer
  - Focused primarily on Homeowners and personal lines products, Small Commercial, Livery Physical Damage, and other niche products
  - Personal Lines (Home and Dwelling) currently account for 77% of gross written premiums[1]
  - Our products fill a market need
- Expanding regional footprint in the Northeast U.S.
  - Historical core market in downstate New York: New York City, Long Island, and Westchester County
  - Expect to begin writing new Homeowners business in New Jersey in 2017
  - Plans to follow on with launches in Connecticut and Rhode Island

What Makes us Different…

Focused on writing business exclusively through independent retail and wholesale agents

Long-standing market presence (established 1886) with consistent rate levels and agency relationships

Underwriting profit in each of the last ten last years, including years impacted by Superstorm Sandy

Attractive returns on shareholders equity with a strong balance sheet and effective risk management

A.M. Best financial strength rating of "B++" (Good), competing against many non-rated carriers

KINGSTONE

(1) For the twelve months ending September 30, 2016.

Experienced Management Team

Barry B. Goldstein *Chairman, President & Chief Executive Officer*	• Chairman and Chief Executive Officer since 2001 • 20 years of experience in the P&C insurance industry
Victor Brodsky *Chief Financial Officer*	• Joined Kingstone in 2007, Chief Financial Officer since 2009 • Public company Chief Financial Officer experience of almost 20 years
Benjamin Walden *Senior Vice President and Chief Actuary*	• Chief Actuary since 2013, company's first in-house actuary • Over 25 years of personal lines actuarial and management experience
Karl Houseknecht *Treasurer and Controller*	• Treasurer for Kingstone since 2002 • Over 25 years of experience with NY P&C insurance companies
Thomas Seccia *Senior Vice President and General Counsel*	• General Counsel for Kingstone since 2008 • Over 20 years of experience with NY P&C insurance companies
David Delaney *Senior Vice President of Business Development*	• Joined Kingstone in 2016, previously department head at AIG Consumer • Responsible for KICO multi-state expansion program
Jeanette Lobosco *Vice President of Claims*	• Joined KICO in 2014, Vice President of Claims 2016 • Over 25 years of experience in the P&C insurance industry

- Broad employee profit sharing plan tied directly to underwriting results
- Compensation and strategy designed to attract executives focused on contributing to long-term value creation
- Executives rewarded for strong financial and operational performance

Shareholder Alignment

- Kingstone officers and directors are significant, long-standing shareholders
- Officers and directors remain meaningfully invested in Kingstone following the offering

Beneficial Owner[(1)]	Total Shares as of December 31, 2016	Shares Sold in Offering[(2)]	Pro Forma Shares Held	% of Common Shares Outstanding after Offering
Barry Goldstein	1,183,611	270,526	913,085	8.6%
Jack Seibald and Interests[(3)]	408,814	92,395	316,419	3.0%
Jay Haft	170,942	38,634	132,308	1.3%
Floyd Tupper	100,354	22,681	77,673	0.7%
All Executive Officers and Directors[(4)]	**1,910,129**	**424,236**	**1,485,893**	**14.0%**

(1) Includes all shares that may be deemed to be beneficially owned by Mr. Goldstein, Mr. Seibald, Mr. Haft, Mr. Tupper for purposes of Section 13(d) and 13(g) of the Exchange Act.
(2) Assuming purchase allotment option is not exercised.
(3) Interests includes SDS Partners I, Ltd. which is is a limited partnership for which Mr. Seibald serves as a general partner.
(4) Also includes all shares beneficially owned by Mr. Brodsky and Mr. Walden.

Select Agency Relationships – "Never Direct"

- **Long-term personal relationships based on loyalty and consistency**
  - Senior executives are actively involved in managing our agency relationships
  - Each agency is assigned a dedicated line underwriter that they can call on any matter
  - Opportunities to earn additional compensation based on growth and underwriting profits

- **Differentiated from other carriers**
  - Excellent, consistent personal service
  - Consistent and reasonable commission levels
  - Underwriting that offers coverage to a wide array of personal and commercial lines risks

- **Careful selection and continuous monitoring of agencies**
  - Focus on agencies with relevant product and market knowledge
  - Periodic agency reviews to ensure continued growth, profitability, and quality of business
  - Will not appoint agencies owned or controlled by carriers distributing direct to consumer

- **Rated by PIA as one of the top insurance companies in NY by independent agents**[1]

KINGSTONE

(1) In the biennial performance surveys conducted by the Professional Insurance Agents of New York and New Jersey of its membership since 2010.

Serving Large-Scale Markets

- **Policyholders now located primarily in downstate New York**
  - Fourth largest state in the country with estimated population of 19.7 million
  - Fourth largest property and casualty insurance market in the U.S.
  - Fourth largest Homeowners insurance market in the U.S.
  - Kingstone's current market focus primarily consists of New York City and coastal Long Island
  - Competing with large national carriers as well as regional and local carriers, several of whom are not A.M. Best rated
- **New Jersey is another large market opportunity**
  - Seventh largest property and casualty insurance market in the U.S.
  - Tenth largest Homeowners insurance market in the U.S. with $2.9 billion of DPW in 2015

Top Homeowners' Insurers in New York
As of December 31, 2015

2015 Rank	2012 Rank	Institution	DPW ($MM)	Market Share
1	1	State Farm Mutual Automobile Ins	$762.3	12.6%
2	2	Allstate Corp.	751.6	12.4
3	3	Travelers Companies Inc.	554.9	9.2
4	4	Chubb Ltd.	550.0	9.1
5	5	Liberty Mutual	467.8	7.7
6	6	American International Group	286.7	4.8
7	15	National General Holdings Corp.	200.4	3.3
8	7	NYCM Insurance Group	182.8	3.0
9	8	Nationwide Mutual Group	157.0	2.6
10	14	NBIC Holdings Inc.	146.2	2.4
11	11	United Svcs Automobile Assn	130.2	2.2
12	9	MetLife Inc.	126.3	2.1
13	12	Allianz Group	93.8	1.6
14	13	Hartford Financial Services	83.8	1.4
15	10	Assurant Inc.	75.9	1.3
16	**29**	**Kingstone Insurance Co.**	**59.7**	**1.0**
17	18	Preferred Mutual Insurance Co.	59.5	1.0
18	19	Andover Companies	58.6	1.0
19	20	Amica Mutual Insurance Co.	55.1	0.9
20	24	American Family Insurance Group	52.6	0.9
Top 20			**$4,855**	**80.4%**
Grand Total			**$6,041**	**100.0%**

Source: SNL Financial; includes Fire and Homeowners Multiple Peril LOBs

KINGSTONE

Multi-State Expansion Plan

- Targeting additional Northeastern states where Kingstone can build out an agency-only distribution model based on the success achieved in the New York market
- Anticipate launching in New Jersey in early 2017
  - License to write P&C insurance in New Jersey obtained in late 2015
  - Homeowners product filing was approved on December 16, 2016
- Obtained licenses to write P&C insurance in Connecticut (2015) and in Rhode Island (2016)
- Anticipate launch in Connecticut within six to twelve months after New Jersey launch



VT
ME
NH
MA
NY
RI
PA
CT
NJ

Primary market in downstate NY

Also licensed to write P&C insurance in NJ, PA, CT, RI and TX

Evaluating other Northeast states

Rating Strategy

Rating Upgrade Plan

- Worked with rating agency consultant to develop plan to enhance financial strength ratings
- We intend to take the following steps to position KICO to achieve an upgrade:
  - Contribution of capital to KICO
  - Maintain existing property catastrophe excess of loss reinsurance limit and increase 2nd event coverage
  - Reduction of net quota share ceding percentage

Rating Upgrade Growth Opportunities

- Easier acceptance with agents and policyholders in new markets
- Access to larger preferred agents and brokers
- Greater penetration in existing and new markets, including:
  - Preferred commercial lines policyholders
  - "A" rated carrier option for selected coastal property markets
  - Higher valued homes (+$1 million insured value)

A.M. Best Rating History

2010	2011	2015
Initial FSR Rating of "B"	FSR upgraded from "B" to "B+"	FSR upgraded from "B+" to "B++"

Our Current Business

- **Multi-line P&C insurance company**
  - Mostly short-tailed personal lines
  - Commercial lines for small businesses
  - Target niche risk segments
- **Commitment to independent agency distribution**
  - 350+ select agency relationships
- **Profitable underwriting and prudent risk management**
  - Local market presence and expertise
  - Effective utilization of reinsurance

A.M. BEST

B++ GOOD A.M. BEST

A Exceptional Financial Stability Rating® Demotech, Inc.

BBB ACCREDITED BUSINESS
KINGSTONE INSURANCE COMPANY
BBB ACCREDITED SINCE 06/24/2016
A+

GPW Mix by Lines of Business (1)



Livery physical damage 10%
Commercial lines 13%
Personal lines 77%

($ in thousands)

Gross Premiums Written	Twelve Months Ended September 30, 2016
Personal Lines	$77,377
Commercial Lines	12,551
Livery Physical Damage	10,025
Other	242
Total	**$100,196**

(1) For the twelve months ended September 30, 2016.

Underwriting and Claims Expertise

Underwriting

- Local market presence and extensive underwriting expertise
- Long history of profitable underwriting results at stable premium rates
- Focus on targeting preferred risks
- Underwriting procedures for new submissions support profitability
  - Each new risk reviewed for claims history, catastrophe risk, and distance to coast
  - Physical inspections done on every home
  - Coastal surcharges and catastrophe deductibles applied

Claims

- Highly focused processes to optimize outcomes
- Experienced management team and claims staff
- Proactive approach to settling legitimate claims
- Effective use of third party vendors and outside counsel

Strong Underwriting Results

Underwriting Income

($ in thousands)


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
-
$959
$2,820
$3,749
$1,054
$2,523
$7,474
$9,747
$7,223
$9,496
2012 and 2013 adversely impacted by Superstorm Sandy
2009
2010
2011
2012
2013
2014
2015
YTD 9/30/15
YTD 9/30/16

Loss and LAE Ratio


70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
45.0%
57.7%
57.6%
65.3%
61.1%
52.2%
47.7%
49.1%
45.2%
2009
2010
2011
2012
2013
2014
2015
YTD 9/30/15
YTD 9/30/16

KINGSTONE

Note: 2009 results and ratio reflect the period July 1st (date of acquisition) to December 31st only.

Quota Share Reinsurance

- A way for a lesser capitalized carrier to grow responsibly – results in sharing profits with reinsurers
- Prudent reduction in quota share reinsurance allows us to retain more profits and keep leverage ratios within defined targets
- Plans call for further reduction to personal lines quota share at July 1, 2017

	Quota Share % for the Treaty Year Incepting July 1st:						
	2010	2011	2012	2013	2014	2015	2016
Commercial Lines	75%	60%	40%	25%	0%	0%	0%
Personal Lines	75%	75%	75%	75%	55%	40%	40%

Net Premiums Written to Statutory Surplus



2.00x
1.60x
1.20x
0.80x
0.40x
0.00x
1.28x
1.20x
1.36x
0.78x
1.26x
1.55x
1.36x
2010
2011
2012
2013
2014
2015
YTD 9/30/16

Note: YTD 9/30/16 NPW is annualized.

KINGSTONE

Property Catastrophe Reinsurance

- Current treaty effective 7/1/16 to 6/30/17
- Coverage to a 1-in-256 year loss event – consistent with requirements for an "A-" rated company
- Gross retention of $5 million up to a limit of $252 million (increased from $180 million last year)
- Net retention after 40% quota share reinsurance of $3 million pre-tax
- Reinstatement Premium Protection (RPP) provides additional coverage for ground-up catastrophe loss up to $25 million; plans call for increased RPP coverage at July 1, 2017
- Conservative net retention targets after-tax impact of a cat event of <5% of shareholder equity

Property Catastrophe Reinsurance Structure


$252,000,000
*256 Year PML
TS v3.0
Cat Layer 3
100% of
$172,000,000 xs $80,000,000
$80,000,000
Cat Layer 2
100% of
$55,000,000 xs $25,000,000
$25,000,000
Cat Layer 1
100% of
$20,000,000 xs $5,000,000
$5,000,000
$3,000,000
Company Retention
40% Quota Share

KINGSTONE

Established and Efficient Operations

- **Primary operations center in Kingston, NY**
  - Provides low-cost operating environment
- **Investment in new tools and technology**
  - Improved efficiency and effectiveness of underwriting and claims processes
  - Implemented new paperless workflow management and document storage system
- **Online application and quoting systems for all major products**
  - Agent-friendly platforms to submit and bind risks
  - Recently rolled out online platform for Business-owners Policies (BOPs)

Operating Efficiency



(Other Underwriting Expense as % of GPW)
20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
18.1%
15.9%
14.9%
14.0%
14.1%
14.4%
2011
2012
2013
2014
2015
YTD 9/30/16

($000s)	2011	2012	2013	2014	2015	YTD 9/30/16
Other Underwriting Expenses:	$7,373	$7,849	$9,019	$10,656	$12,833	$10,982
Gross Written Premiums:	40,735	49,276	60,495	76,304	91,045	76,389

KINGSTONE

Return on Equity

Return on Average Equity



20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
17.7%
4.9%
7.7%
14.0%
16.2%
17.9%
2012 and 2013 ROAE's adversely affected by Superstorm Sandy
2011Y
2012Y
2013Y
2014Y
2015Y
YTD 9/30/16

KINGSTONE

Note: YTD 9/30/16 ROAE is annualized.

Long-Term Value Creation

Book Value Per Share


$8.00
$7.00
$6.00
$5.00
$4.00
CAGR: 15%
$4.91
$4.98
$5.18
$5.35
$5.54
$5.57
$5.73
$6.00
$6.18
$6.32
$6.80
$7.16
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3

Rolling LTM Earnings Per Share


$1.20
$1.00
$0.80
$0.60
$0.40
CAGR: 31%
$0.53
$0.53
$0.70
$0.52
$0.74
$0.74
$0.87
$0.93
$0.94
$0.96
$1.00
$1.12
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3
(For the Twelve Months Ended)

KINGSTONE

Strong Balance Sheet

- Debt-free balance sheet
- Conservative reinsurance program to protect the balance sheet

($ in millions)

	September 30, 2016	December 31, 2015
Cash and Investments	$109.0	$90.4
Total Assets	169.5	149.1
Total Liabilities	112.8	103.9
Total Shareholders Equity	56.7	45.3
Statutory Surplus	47.7	39.1

Investment Portfolio

Restructured Portfolio at 9/30/16

- Fixed income portfolio: 89.3%
- Preferred stock: 6.3%
- Average Effective Maturity 4.86 years
- Effective duration reduced to 4.2 years
- Average Credit rating increased to A-

Cash and Investments at 9/30/16



Preferred Stock, 5.6%
Common Equity, 3.9%
Fixed Income - U.S. Treasuries, 0.6%
Fixed Income - State and Municipal, 9.1%
Cash and Cash Equivalents, 11.4%
Fixed Income - Corporate, 51.9%
Residential Mortgage Backed Securities, 17.5%

($ in millions)

	September 30, 2016	December 31, 2015
Total Investments	$96.5	$76.9
Cash and Equivalents	12.4	13.6
Total Cash and Investments	109.0	90.4
Bonds Only		
Average Effective Maturity	4.86 Years	5.52 years
Duration	4.20 years	4.94 years
Average Credit Rating	A-	BBB

Note: Total investments includes both available-for-sale and held-to-maturity securities.

2016 Fourth Quarter Financial Developments

- **Continued Premium Growth**
  - Direct written premiums expected to increase by 13% to $103 million in 2016 compared to 2015
  - Net premiums earned expected to increase 25% to $61 million in 2016 compared to 2015

- **Consistent Loss Experience**
  - Q4 2016 net loss ratio anticipated to be generally consistent with Q4 2015 net loss ratio of approximately 44% [1]
  - No catastrophe or severe weather related events during the quarter

- **Growing Investment Portfolio**
  - Cash and investments increased 18% to approximately $107 million at December 31, 2016, compared to December 31, 2015

KINGSTONE

(1) Based upon claims reported as of the date of the prospectus supplement; prior to adjustment for prior year loss development, if any.

Investment Highlights

Consistent Profitable Growth

- Sustainable organic profits
- Multiple sources of new growth
- Embedded growth opportunity from quota share treaty

Attractive Market Opportunity

- Favorable underwriting trends in target markets
- Large untapped markets
- Attractive competitive dynamics for an "A-" carrier

Scalable for Diversification

- New state licenses and geographic diversification
- Demonstrated underwriting expertise in niche markets
- Scalable, low cost operations support spread of risk

Strong Financial Profile

- Sustainable long term earnings growth
- Attractive returns on equity

Seasoned Management Team

- Extensive insurance industry experience
- Deep market knowledge
- Interests well aligned with investors

Definitions of Non-GAAP Measures

We believe that investors' understanding of Kingstone's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Direct written premiums - represents the total premiums charged on policies issued by us during the respective fiscal period.

Net premiums earned - the GAAP measure most closely comparable to direct written premiums. Our management uses direct written premiums, along with other measures, to gauge our performance and evaluate results. Direct written premiums are provided as supplemental information, are not a substitute for net premiums earned and do not reflect our net premiums earned.

Underwriting income - net pre-tax income attributable to our insurance underwriting business except for net investment income, net realized gains from investments, and depreciation and amortization (net premiums earned less expenses included in combined ratio). Underwriting income is a measure of an insurance company's overall operating profitability before items such as investment income, depreciation and amortization, interest expense and income taxes.